Exhibit 12.1
Statement Regarding Computation of Ratios
(amounts in thousands)

	Year Ended December 31,
	2017	2016	2015	2014
Computation of Earnings:
Net loss	$(16,443)	$(13,703)	$(28,532)	$(10,516)
Add back: Fixed charges
Interest expense(1)	1,057	540	273	101
Net loss as adjusted	(15,386)	(13,163)	(28,259)	(10,415)
Computation of Fixed Charges:
Interest expense(1)	1,057	540	273	101
Deficiency(2)	$(16,443)	$(13,703)	$(28,532)	$(10,516)
Ratios of earnings to fixed charges	*	*	*	*
(1) Fixed charges consist of 30% of rent expense associated with our facility leases, which is considered to be a reasonable estimate of the interest factor.
(2) Earnings were insufficient to cover fixed charges by the amounts indicated.
* Less than 1:1 coverage